Archeo, Inc.

520 Pike Street, Suite 2000

Seattle, WA 98101

April 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Esq.

RE:	Archeo, Inc.
Registration Statement on Form 10-12B (No. 001-35833)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Archeo, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form 10-12B (No. 001-35833), as amended, and all exhibits thereto (the “Registration Statement”), pursuant to the Exchange Act of 1934, as amended, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the spin-off contemplated by the Registration Statement is no longer being pursued by the Company. No securities were issued or sold under the Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Francis J. Feeney, Jr., of DLA Piper LLP (US), at (617) 406-6063.

Very truly yours, ARCHEO, INC.

/s/ ROD DIEFENDORF
Rod Diefendorf Chief Operating Officer